Exhibit 99.5

Extraordinary General Meeting of Shareholders 2012

Registration, attendance and voting procedures

Registration, attendance and voting procedures for the Extraordinary General Meeting of Shareholders of ASML Holding N.V. (the “Company”) to be held on Friday, September 7, 2012, starting at 2.00 pm CET at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, the Netherlands (the “Meeting”).

Holders of shares listed on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”)

For holders of shares listed on Euronext Amsterdam the Board of Management has designated as register or sub-register the records of the affiliated institutions and intermediaries of Euroclear Nederland.

Holders of shares listed on Euronext Amsterdam who wish to attend the Meeting either in person or by proxy must notify ABN AMRO Bank N.V. (“ABN AMRO”), through their bank or broker, that they wish to attend the Meeting. Shareholders may also register for the Meeting via www.securitiesvoting.com. Registration requests may be submitted in the period starting Monday, August 13, 2012 until and including Friday, August 31, 2012, 5.30 pm CET.

No later than Monday, September 3, 2012, 5.30 pm CET the affiliated institutions and intermediaries must provide ABN AMRO with a statement containing the number of shares held by the respective shareholders on August 10, 2012 (the “Record Date”) and for which number of shares registration for the Meeting is requested. At the moment of registration the affiliated institutions and intermediaries are requested to state the complete address details in order to efficiently verify shareholding.

Admission to the Meeting

Shareholders will subsequently receive a confirmation of registration, including registration number, by email or regular mail. This registration number will give shareholders entrance to the Meeting. Shareholders or their proxies who have not received the registration number in time, will be requested to identify themselves by means of a valid identification document prior to the Meeting.

Online voting / voting by proxy

Shareholders who do not wish to attend the Meeting in person may grant a proxy to Notary Mr R.C.J. van Helden (or his substitute), and instruct him to vote at the Meeting on the shareholders’ behalf. In order to vote by proxy, shareholders must have registered their shares as described above. Shareholders can submit their voting instructions electronically via www.securitiesvoting.com until and including Friday, August 31, 2012.

Shareholders who are not able to submit voting instructions to Notary Mr R.C.J. van Helden (or his substitute) through the internet may use a form which can be downloaded below or which can be obtained upon request at ABN AMRO, telephone +31(0)20-344 2000 or email: corporate.broking@nl.abnamro.com. In order to vote by proxy shareholders must have registered their shares as described above. The voting form also provides the opportunity to designate another person as proxy. After completing and signing the voting form, the form should be sent to ABN AMRO Bank N.V., Corporate Broking HQ 7050, Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands, where it should be received no later than Friday, August 31, 2012.

Voting Instruction Form

Voting Instruction Form

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Holders of shares traded on Nasdaq Stock Market LLC

For holders of shares traded on Nasdaq Stock Market LLC (“NY Registry Shareholders”) the Board of Management has designated as register the Shareholders’ Register kept at New York. NY Registry Shareholders who wish to attend the Meeting must notify JPMorgan Chase Bank, N.A. (“JPMorgan”), P.O. Box 64506, St. Paul, MN 55164-0506, U.S.A - directly or through their bank or broker - no later than Friday, August 31, 2012, 12.00 pm EST.

NY Registry Shareholders who do not wish to attend the Meeting in person may vote by means of a proxy card. The proxy card should be received by JPMorgan no later than Friday, August 31, 2012, 12.00 pm EST. JPMorgan will forward the proxy card to the Company; in case the name of the proxy is left blank, the Company shall designate the Deputy Company Secretary to act as proxy for such shareholders.

Proxy Cards will be sent to the NY Registry Shareholders and are also available on request at the above office of JPMorgan Chase Bank, P.O. Box 64506, St. Paul, MN 55164-0506, U.S.A., email: jpmorgan.adr@wellsfargo.com, telephone 800-990-1135 (from the US) or +1-651-453-2128 (from outside the US).

Holders of shares registered in the Shareholders’ Register kept at Veldhoven

Shareholders who are registered in the Shareholders’ Register kept at Veldhoven can register their shares for the Meeting in the period starting Monday, August 13, 2012 until and including Friday, August 31, 2012, 5.30 pm CET, through ASML Holding N.V., Corporate Legal Department, De Run 6501, 5504 DR Veldhoven, the Netherlands, email: legal@asml.com.

Shareholders who do not wish to attend the Meeting in person may grant a proxy to Notary Mr R.C.J. van Helden (or his substitute), and instruct him to vote at the Meeting on the shareholders’ behalf by means of a voting form which can be downloaded below or which can be obtained upon request at the Company (email: legal@asml.com or telephone (+31)(0)40-2683977). In order to vote by proxy shareholders must have registered their shares as described above. The voting form also provides the opportunity to designate another person as proxy. After completing and signing the voting form, the form should be sent to the proxy holder. In case of Notary Mr R.C.J. van Helden (or his substitute) the form should be sent to: Notary Mr R.C.J. van Helden, Keizersgracht 695-699, 1017 DW Amsterdam, where it should be received no later than Friday, August 31, 2012.

Voting Instruction Form

Voting Instruction Form

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